UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-23378
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thermadyne Holdings Corporation
Full Name of Registrant

Former Name if Applicable

16052 Swingley Ridge Road, Suite 300
Address of Principal Executive Office (Street and Number)

Chesterfield, Missouri 63017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

During its internal review process, Thermadyne Holdings Corporation (the “Company”) identified an issue related to the oversight of its smaller international locations that, due to size, were not subject to the same audit procedures as the more material operations.  As a result, the Company conducted more in-depth analysis and audit work at its Brazilian and South African operations which led to the recording of fourth quarter non-cash charges of $3.4 million.  This additional work has delayed the Company’s completion of its financial statements.

The Company has evaluated the potential prior period impact of these non-cash charges and does not believe at this time that they would have a material impact on any of those periods.  Thus, these charges are included in the fourth quarter of 2004.  Should this preliminary conclusion on materiality change, it is possible that the prior period statements might change.

While the Company identified this oversight issue through its own internal review and is addressing the inherent control and other issues, management continues to review the implications on the Company’s overall internal control environment.  Although the Company has not completed its internal assessment, it is likely management will conclude that, in aggregate, the Company has a material weakness in its internal controls directly related to this oversight issue.

Because of its investigation of these matters, the Company was not able, without unreasonable effort and expense, to complete preparation of its financial statements as of December 31, 2004 and for the year then ended in sufficient time to file its Annual Report on Form 10-K by the March 16, 2005 due date.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Patricia S. Williams	(636)	728-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective June 1, 2003, the Company adopted fresh-start accounting as a result of its reorganization in bankruptcy.  Thus, the Company’s operating results for the year ended December 31, 2004 are not comparable to its combined results for the five months ended May 31, 2003 and the seven months ended December 31, 2003.  For a comparison of the Company’s unaudited condensed consolidated statements of operations for the three months ended December 31, 2004 and 2003 and the year ended December 31, 2004, the seven months ended December 31, 2003 and the five months ended May 31, 2003, see the tables attached to the Company’s March 16, 2005 press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 17, 2005.  The tables are incorporated herein by reference.  The referenced statements are unaudited and preliminary.

Thermadyne Holdings Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By:	\s\ David L. Dyckman
		Name:	David L. Dyckman
		Title:	Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).